UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE KEYW HOLDING CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

49372310
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13-d-1(b)
☐ Rule 13-d-1(c)
☒ Rule 13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49372310

(1)	Names of Reporting Persons THE HANNON FAMILY, LLC

(2)	Check the Appropriate Box if a Member of a Group	(a)	☐

		(b)	☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Maryland

	(5)	Sole Voting Power
Number
		2,250,000
of Shares	(6)	Shared Voting Power

Beneficially		0
	(7)	Sole Dispositive Power
Owned by Each
		2,250,000
Reporting Person	(8)	Shared Dispositive Power

With:		0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,250,000

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

(11)	Percent of Class Represented by Amount in Row (9) 8.4%

(12)	Type of Reporting Person OO

Page 2 of 9 Pages

CUSIP No. 49372310

(1)	Names of Reporting Persons Glenn A. Hannon

(2)	Check the Appropriate Box if a Member of a Group	(a)	☐

		(b)	☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

	(5)	Sole Voting Power
Number
		56,166
of Shares	(6)	Shared Voting Power

Beneficially		2,250,000
	(7)	Sole Dispositive Power
Owned by Each
		56,166
Reporting Person	(8)	Shared Dispositive Power

With:		2,250,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,306,166

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

(11)	Percent of Class Represented by Amount in Row (9) 8.7%

(12)	Type of Reporting Person IN

Page 3 of 9 Pages

CUSIP No. 49372310

(1)	Names of Reporting Persons Natalie R. Hannon Kizer

(2)	Check the Appropriate Box if a Member of a Group	(a)	☐

		(b)	☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

	(5)	Sole Voting Power
Number
		1,020
of Shares	(6)	Shared Voting Power

Beneficially		2,250,000
	(7)	Sole Dispositive Power
Owned by Each
		1,020
Reporting Person	(8)	Shared Dispositive Power

With:		2,250,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,251,020

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

(11)	Percent of Class Represented by Amount in Row (9) 8.5%

(12)	Type of Reporting Person IN

Page 4 of 9 Pages

CUSIP No. 49372310

(1)	Names of Reporting Persons Nichole Potee

(2)	Check the Appropriate Box if a Member of a Group	(a)	☐

		(b)	☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

	(5)	Sole Voting Power
Number
		1,020
of Shares	(6)	Shared Voting Power

Beneficially		2,250,000
	(7)	Sole Dispositive Power
Owned by Each
		1,020
Reporting Person	(8)	Shared Dispositive Power

With:		2,250,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,251,020

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

(11)	Percent of Class Represented by Amount in Row (9) 8.5%

(12)	Type of Reporting Person IN

Page 5 of 9 Pages

Explanatory Note:  This Amendment No. 2 to Schedule 13G is filed to add Glenn A. Hannon’s direct holdings as of December 31, 2010, which were inadvertently omitted from Amendment No. 1, and to reflect transactions of the reporting persons occurring between the date that Amendment No. 1 was filed and the date hereof.

Item 1

Item 1(a) Name of issuer:

THE KEYW HOLDING CORPORATION

Item 1(b) Address of issuer's principal executive offices:

1334 Ashton Road, Suite A, Hanover, MD 21076

Item 2

Item 2(a) Name of person filing:

The Hannon Family, LLC
Glenn A. Hannon
Natalie R. Hannon Kizer
Nichole Potee

Item 2(b) Address or principal business office or, if none, residence:

4416 East West Highway, Bethesda, MD  20814, for all persons filing

Item 2(c) Citizenship:

The Hannon Family, LLC - Maryland
Glenn A. Hannon, Natalie R. Hannon Kizer, and Nichole Potee – United States

Item 2(d) Title of class of securities:  Common Stock, par value $0.001 per share

Item 2(e) CUSIP No.:  49372310

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

Page 6 of 9 Pages

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with

240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with

240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.  Ownership

(a)           Amount beneficially owned: The Hannon Family, LLC owns 2,250,000 shares of Common Stock, consisting of: (i) 1,500,000 shares of Common Stock and immediately exercisable warrants for 750,000 shares of Common Stock (the “Warrants”).  Glenn A. Hannon, Natalie R. Hannon Kizer and Nichole Potee (together, the “Managers”) have shared voting and dispositive power over such 2,250,000 shares as Managers of The Hannon Family, LLC.  Glenn A. Hannon also beneficially owns 56,166 shares of Common Stock, consisting of: (i) 37,984 shares of Common Stock and (ii) immediately exercisable warrants for 18,182 shares of Common Stock (the “GAH Warrants”).  Glen A. Hannon has sole voting and dispositive power over such 56,166 shares.  Natalie R. Hannon Kizer and Nichole Potee also each beneficially own 1,020 shares of Common Stock and have sole voting and dispositive power over such shares.

(b)           Percent of class: 8.4% for The Hannon Family, LLC and 8.5% for Natalie R. Hannon Kizer and Nichole Potee; percentages calculated for such reporting persons in this Schedule 13G are based upon an aggregate of 26,631,896 shares outstanding, which includes:  (i) 25,881,896 shares outstanding as of April 29, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 5, 2011; and (ii) 750,000 shares issuable upon exercise of the Warrants.  Percent of class: 8.7%, for Glenn A. Hannon; percentage calculated for this reporting person in this Schedule 13G is based upon an aggregate of 26,650,078 shares outstanding, which includes:  (i) 25,881,896 shares outstanding as of April 29, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 5, 2011; and (ii) 768,182 shares issuable upon exercise of the Warrants and the GAH Warrants.

Page 7 of 9 Pages

(c)          Number of shares as to which The Hannon Family, LLC has:

(i)	Sole power to vote or direct to vote: 2,250,000

(ii)	Shared power to vote or direct to vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 2,250,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Glenn A. Hannon has:

(i)	Sole power to vote or direct to vote: 56,166

(ii)	Shared power to vote or direct to vote: 2,250,000

(iii)	Sole power to dispose of or to direct the disposition of: 56,166

(iv)	Shared power to dispose or to direct the disposition of: 2,250,000

Number of shares as to which Natalie R. Hannon Kizer has:

(i)	Sole power to vote or direct to vote: 1,020

(ii)	Shared power to vote or direct to vote: 2,250,000

(iii)	Sole power to dispose of or to direct the disposition of: 1,020

(iv)	Shared power to dispose or to direct the disposition of: 2,250,000

Number of shares as to which Nichole Potee has:

(i)	Sole power to vote or direct to vote: 1,020

(ii)	Shared power to vote or direct to vote: 2,250,000

(iii)	Sole power to dispose of or to direct the disposition of: 1,020

(iv)	Shared power to dispose or to direct the disposition of: 2,250,000

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

See Item 4 above.

Page 8 of 9 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10.  Certifications

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 6/2/2011	The Hannon Family, LLC

	By:	/s/ Glenn A. Hannon
	Name:	Glenn A. Hannon
	Title:	Manager

Date: 6/2/2011	By:	/s/ Glenn A. Hannon
	Name:	Glenn A. Hannon

Date: 6/2/2011	By:	/s/ Natalie R. Hannon Kizer
	Name:	Natalie R. Hannon Kizer

Date: 6/2/2011	By:	/s/ Nichole Potee
	Name:	Nichole Potee

Page 9 of 9 Pages